American Beverage Company                  Bovespa (Sao Paulo) AMBV4 - Preferred
Compania de Bebidas de los Americas                               AMBV3 - Common
Companhia de Bebidas das Americas                NYSE (New York) ABV - Preferred
                                                                   ABVc - Common
AmBev

                         INCORPORATION OF IBA NORDESTE

Sao Paulo, December 7, 2001 - Companhia de Bebidas das Americas - AmBev [NYSE:
ABV, ABVc and BOVESPA: AMBV4, AMBV3], the world's fourth largest brewer and Brazil's leading beverage company, as Incorporator of Industria de Bebidas Antarctica do Norte-Nordeste S/A - IBA Nordeste, in continuity to the Relevant Notice published on October 10, 2001, relating to the corporate restructuring of the Companies, discloses the following:

1. The Board of Directors of AmBev, in a meeting held on 12/7/2001, decided to move forward with the Incorporation process of IBA Nordeste by AmBev, authorizing the payment of the amount owed to the dissident shareholders, in compliance with the legal requirements.

2. The reimbursement relating to the deliberations of the Shareholders' General Meeting of IBA Nordeste, held on 11/01/2001, for the dissident shareholders who exercised their appraisal rights within the legal period of 30 days, totals R$ 242,246,329.13, equivalent to 27.89% of the Capital.

3. The value of the reimbursement of the shares will be available to the dissident shareholders of IBA Nordeste, as from 12/10/2001, through credit of the referred value in the shareholder's checking account indicated by him/her.

4. The remaining shareholders of AmBev will shortly receive a notice issued by the depositary bank of the registered shares (Banco Itau S/A) confirming the shareholders' stock position, resulting from the swap of IBA Nordeste shares by AmBev shares, accordingly to item 2.6 of the Relevant Notice published on 10/10/2001. Additionally, the shareholder may check its stock position in any branch of Banco Itau S/A.

5. As a consequence of the incorporation of IBA Nordeste by AmBev, as from 12/10/2001, only the shares issued by AmBev will be traded in the market, ceasing the negotiation of shares issued by IBA Nordeste.

6. As deliberated in the Shareholders' General Meeting of AmBev, held on 11/1/2001, the issue of AmBev share fractions that could not be attributed to the shareholders, as a swap for the withheld shares issued by IBA Nordeste, will be agglutinated and sold in the stock exchange, to the shareholders of the referred fractions, by deposit in the checking account of such shareholders.

American Beverage Company
Compania de Bebidas de los Americas                Incorporation of IBA Nordeste
Companhia de Bebidas das Americas
                                                                          Page 2
AmBev



For additional information, please contact the Investor Relations Department:
Dana Voelzke, phone: (5511) 3741- 7560 or e-mail: acdanav@ambev.com.br


                        Visit our site www.ambev.com.br

Cautionary Statement Regarding Forward-Looking Information:

AmBev makes forward-looking statements in this release that are subject to risks and uncertainties. These statements are based on the beliefs and assumptions of AmBev's management, and on information currently available to AmBev. Forward-looking statements include statements regarding the intent, belief or current expectations of AmBev or its directors or executive officers with respect to:

o    the declaration or payment of dividends;

o    the direction of future operations;

o the implementation of principal operating strategies, including potential acquisition or joint venture transactions or other investment opportunities;

o the implementation of AmBev's financing strategy and capital expenditure plans;

o the factors or trends affecting AmBev's financial condition, liquidity or results of operations; and

o the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica - CADE).

Forward-looking statements also include the information concerning possible or assumed future results of operations of AmBev and statements preceded by, followed by, or that include, the words "believes", "may", "will", "continues", "expects", "anticipates", "intends", "plans", "estimates" or similar expressions.

Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions because they relate to future events and therefore depend on circumstances that may or may not occur in the future. The future results and shareholder values of AmBev may differ materially from those expressed in or suggested by these forward-looking statements. Many of the factors that will determine these results and values are beyond our ability to control or predict. Investors are cautioned not to put undue reliance on any forward-looking statements.

Investors should understand that the following important factors could affect the future results of AmBev and could cause results to differ materially from those expressed in such forward-looking statements:

o general economic conditions, such as the rates of economic growth in the principal geographic markets of AmBev or fluctuations in exchange rates;

o industry conditions, such as the strength of product demand, the intensity of competition, pricing pressures, the introduction of new products by AmBev, the introduction of new products by competitors, changes in technology or in the ability of AmBev to obtain products and equipment from suppliers without interruption and at reasonable prices, and the financial conditions of the customers and distributors of AmBev; and

o operating factors, such as the continued success of manufacturing and distribution activities of AmBev and the consequent achievement of efficiencies and the continued success of product development.